FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2021 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March 9, 2021, the Registrant Announces a Webinar on Automotive Excellence

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 9, 2021	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower

Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor Announces a Webinar on Automotive Excellence

Company’s automotive foundry program spans from dedicated design tools to high quality volume manufacturing of best-in-class analog technology automotive solutions

MIGDAL HAEMEK, Israel, March 9, 2021 –Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced it will hold an online webinar on March 24, 2021 titled " Automotive Excellence – From Design to Volume Production”. The webinar will present the Company’s automotive foundry program that spans across industry-leading analog technology platforms including RF, high-performance analog, power management and sensor, as well as its best-in-class design enablement capabilities that support the automotive market’s rapidly evolving needs.

In this webinar, Tower will present its full-circle Automotive Quality Program with its zero-defect methodology that support the rigorous automotive industry requirements for quality and reliability.  The webinar will also provide an overview of Tower’s world-class design enablement capabilities for design of robust automotive products at early stages pre-volume production, thus supporting fast time-to-market. Furthermore, the webinar will showcase a new capability that allows for an automated way of checking design constraints using an enhanced PDK, running Calibre based PERC specifically designed to meet this market’s rigorous standards.

Scheduled for: March 24th, 2021, requires advance registration.
Presenters:
Dr. Amol Kalburge - Senior Director RF & HPA Strategic Marketing and Head of Automotive Program
Dr. Eitan Shauly – Integration Director
Mr. Ofer Tamir - Managing Director, CAD and Design Support

For registration and additional details, please visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor’s focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

###

Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com